Exhibit 8.1

JINPAN INTERNATIONAL LIMITED AND PRINCIPAL SUBSIDIARIES

AS OF DECEMBER 31, 2007

Name	State of Incorporation	Conducts Business Under

Jinpan International Limited	British Virgin Islands	Same
Jinpan International (USA) Limited	New York	Same
Jinpan Electric (China) Company Limited	People’s Republic of China	Same
Hainan Jinpan Electric Company Limited	People’s Republic of China	Same
Wuhan Jinpan Electric Company Limited	People’s Republic of China	Same